Teva Receives CHMP Positive Opinion for CINQAERO® (reslizumab)

Add-On Therapy Targeting IL-5 in Adults with Severe Eosinophilic Asthma Pending
Marketing Authorization in Europe

Jerusalem, June 24, 2016 – Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) today announced that the European Medicines Agency’s (EMA) Committee for Medicinal Products for Human Use (CHMP) has issued a positive opinion recommending marketing authorization for CINQAERO® (reslizumab), a humanized interleukin 5 antagonist monoclonal antibody for add-on therapy in adult patients with severe eosinophilic asthma inadequately controlled despite high-dose inhaled corticosteroids plus another medicinal product for maintenance treatment.

“As a company committed to providing medicines and solutions for people around the world living with respiratory disease, Teva is very pleased to report a positive opinion by CHMP for the first intravenous anti-IL-5 biologic therapy for severe eosinophilic asthma,” said Rob Koremans, MD, President and CEO of Teva Global Specialty Medicines. “In clinical trials, reslizumab was effective in reducing asthma exacerbations, improving lung function and improving asthma-related quality of life measures. It is our hope that we can expand the availability of reslizumab globally and soon bring this important treatment option to a specific group of severe eosinophilic asthma patients in Europe who struggle to control their symptoms despite today’s standard of care.”

The CHMP opinion is based on review of a Marketing Authorization Application (MAA) containing efficacy and safety data from Teva’s global development program in asthma. The clinical trial program consisted of five placebo-controlled studies which demonstrated the efficacy and/or safety profile in a population of 1,028 adult and adolescent asthma patients treated with reslizumab 3 mg/kg that were inadequately controlled with inhaled corticosteroid (ICS)-based therapies. Three of these studies constituted the Phase III program in patients with asthma and elevated blood eosinophils greater than 400 cells/mcL, where reslizumab was administered for up to 52 weeks. They demonstrated that treatment with reslizumab reduced the annual rate of asthma exacerbations in the two 52-week trials by 50 and 59 percent, respectively. In addition, reslizumab was associated with significant improvement in lung function, patient-reported asthma control and asthma-related quality of life measures. The most commonly reported adverse reaction during treatment was increased blood creatinine phosphokinase, which occurred in approximately two percent of patients. These were mostly mild, transient, asymptomatic and did not lead to treatment discontinuation. Adverse reactions of myalgia and anaphylactic reaction were uncommon and occurred in less than one percent of patients.

The CHMP positive opinion is a formal recommendation to grant marketing authorization for reslizumab. The recommendation will now be reviewed by the European Commission, which has authority to approve medicines for use in the 28 countries of the European Union along with Norway, Liechtenstein and Iceland. The final decision by the European Commission is expected in the second half of 2016.

About CINQAERO® (reslizumab)
CINQAERO® (reslizumab) is a humanized interleukin-5 (IL-5) antagonist monoclonal antibody (IgG4 kappa). IL-5 is the most selective eosinophil-active cytokine known and plays a major role in the maturation, activation and survival of eosinophils. In asthma patients, the eosinophilic phenotype is associated with compromised lung function, more frequent symptoms, and increased risk of exacerbations. Reslizumab binds to human IL-5 and prevents it from binding to the IL-5 receptor, thereby reducing eosinophilic inflammation. Reslizumab is currently approved and marketed in the United States as CINQAIR® (reslizumab) Injection for intravenous use with pending regulatory approvals in other markets.

About Teva Respiratory

Teva Respiratory develops and delivers high-quality treatment options for respiratory conditions, including asthma, COPD and allergic rhinitis. The Teva Respiratory portfolio is centered on optimizing respiratory treatment for patients and healthcare providers through the development of novel delivery systems and therapies that help address unmet needs. The company’s respiratory pipeline and clinical trial program are based on drug molecules delivered in proprietary dry powder formulations and breath-actuated device technologies, as well as a targeted biologic treatment for severe asthma. Through research and clinical development, Teva Respiratory continually works to expand, strengthen and build upon its treatment portfolio to positively impact the lives of the millions of patients living with respiratory disease.

About Teva

Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions used by millions of patients every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,000 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has a world-leading position in innovative treatments for disorders of the central nervous system, including pain, as well as a strong portfolio of respiratory products. Teva integrates its generics and specialty capabilities in its global research and development division to create new ways of addressing unmet patient needs by combining drug development capabilities with devices, services and technologies. Teva’s net revenues in 2015 amounted to $19.7 billion. For more information, visit www.tevapharm.com.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:
This release contains forward-looking statements, which are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products; competition for our specialty products, especially Copaxone® (which faces competition from orally-administered alternatives and a generic version); our ability to consummate the acquisition of Allergan plc’s worldwide generic pharmaceuticals business (“Actavis Generics”) and to realize the anticipated benefits of such acquisition (and the timing of realizing such benefits); the fact that following the consummation of the Actavis Generics acquisition, we will be dependent to a much larger extent than previously on our generic pharmaceutical business; potential restrictions on our ability to engage in additional transactions or incur additional indebtedness as a result of the substantial amount of debt we will incur to finance the Actavis Generics acquisition; the fact that for a period of time following the consummation of the Actavis Generics acquisition, we will have significantly less cash on hand than previously, which could adversely affect our ability to grow; the possibility of material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters; our ability to achieve expected results from investments in our pipeline of specialty and other products; our ability to identify and successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents, confidentiality agreements and other measures to protect the intellectual property rights of our specialty medicines; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; adverse effects of political or economic instability, major hostilities or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; the impact of continuing consolidation of our distributors and customers; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability in the U.S., Europe and other markets for sales of generic products prior to a final resolution of outstanding patent litigation; our potential exposure to product liability claims that are not covered by insurance; any failure to recruit or retain key personnel, or to attract additional executive and managerial talent; any failures to comply with complex Medicare and Medicaid reporting and payment obligations; significant impairment charges relating to intangible assets, goodwill and property, plant and equipment; the effects of increased leverage and our resulting reliance on access to the capital markets; potentially significant increases in tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2015 and in our other filings with the U.S. Securities and Exchange Commission (the “SEC”). Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statements or other information, whether as a result of new information, future events or otherwise.

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